Kontakt

www.linkedin.com/in/
maxkusmierek (LinkedIn)

Główne umiejętności

Start-ups

New Business Development

Business Strategy

Maksymilian Kusmierek

Business Development & Investments

Bansko, Błagojewgrad, Bułgaria

Doświadczenie

Greetings from the Future.org

Writer, Thinker, Futurist

maja 2023 - Present (2 mies.)

ZAS Ventures

Venture partner

stycznia 2023 - Present (6 mies.)

ZAS Ventures is an early-stage fund in San Francisco to invest in SaaS & cloud in Central & Eastern Europe that target the U.S. market.

Foonka

9 mies.

CFO

stycznia 2023 - Present (6 mies.)

Business Development Advisor

października 2022 - lutego 2023 (5 mies.)

Galactiv EOOD

Managing Director

kwietnia 2018 - Present (5 lat 3 mies.)

Bułgaria

WellServed

CEO

stycznia 2014 - grudnia 2022 (9 lat)

Fully-Verified

Board Member

marca 2018 - czerwca 2022 (4 lata 4 mies.)

Promolab

Owner

listopada 2007 - listopada 2013 (6 lat 1 miesiąc)